

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Paulett Eberhart
President and Chief Executive Officer
CDI Corp.
1717 Arch Street, 35th Floor
Philadelphia, PA 19103-2768

  Re: CDI Corp.
    Form 10-K for the fiscal year ended December 31, 2011
    Filed March 6, 2012
    File No. 001-05519

Dear Ms. Eberhart:

  We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by confirming your compliance with our comment or by advising us when you will provide a response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

Definitive Proxy Statement filed on April 4, 2012 and incorporated by reference into Part III of the Form 10-K

The Cash Incentive Compensation Program, page 28

The Portion of Cash Incentive Compensation Based on CDI Financial Results, page 29

1. We note your use of a non-GAAP financial metric (Pre-Tax Profit) in the determination of your non-equity incentive plan compensation. In future filings, please include a reconciliation of this non-GAAP measure to the comparable GAAP financial measure.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director